
SECI
16012344

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Derivatives LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 S. LaSalle St.
(No. and Street)

Chicago (City) **IL** (State) **60605** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Wirth **(312) 935-0123**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue (Address) **New York** (City) **NY** (State) **10154** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

AFFIRMATION

We, James P. Selway III and Kevin B. Wirth, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ITG Derivatives LLC (a wholly-owned subsidiary of ITG Ventures, Inc.), as of December 31, 2015, are true and correct. We further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.



James P. Selway III
Chief Executive Officer



Kevin B. Wirth
Director/FINOP



Notary Public

Magally Rosario
Notary Public, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2017



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Mail Processing
Section

FEB 29 2016

Washington DC
409

Report of Independent Registered Public Accounting Firm

The Member
ITG Derivatives LLC:

We have audited the accompanying statement of financial condition of ITG Derivatives LLC (the Company) (a wholly-owned subsidiary of ITG Ventures, Inc.) as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ITG Derivatives LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2016

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

ITG DERIVATIVES LLC

(A wholly-owned subsidiary of ITG Ventures, Inc.)

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	2,686,034
Cash restricted or segregated		100,000
Receivables from broker-dealers, net		1,260,262
Receivables from non broker-dealers, net		193,211
Due from affiliates		20,124
Premises and equipment, net		24,779
Intangibles (net of accumulated amortization of $3,426,078)		973,922
Other assets		71,522
Total assets	$	5,329,854

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	945,751
Accrued compensation and benefits		84,158
Payables to broker-dealers		28,836
Payables to non broker-dealer		5,478
Due to affiliates		90,690
Total liabilities		1,154,913
Member's equity		4,174,941
Total liabilities and member's equity	$	5,329,854

See accompanying notes to Statement of Financial Condition.

ITG Derivatives LLC

(A wholly-owned subsidiary of ITG Ventures, Inc.)

Notes to Statement of Financial Condition

December 31, 2015

(1) Organization and Basis of Presentation

ITG Derivatives LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). The Company is an Illinois limited liability company that is a wholly-owned single-member subsidiary of ITG Ventures, Inc. (the "Parent"), which in turn, is wholly-owned by Investment Technology Group, Inc. ("ITG").

The Company is engaged in a single line of business as a direct-access securities broker that specializes in multi-asset class electronic trade execution services and provides connectivity to various destinations including securities and futures exchanges and electronic communications networks.

The Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule. However, the Company may at times receive cash from customers that may not be identified and as such has set up a segregated account to separate those funds. As of December 31, 2015, the Company has $100,000 held in a segregated account.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Securities Transactions

Receivables from broker-dealers, net include amounts receivable for commissions and fees earned, and deposits with clearing brokers. Payables to broker-dealers primarily represent execution cost payables.

Receivables from non-broker dealers, net include amounts receivable for commissions and fees earned.

All securities transactions are cleared through other clearing brokers.

Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2015, cash on the Statement of Financial Condition is $2,686,034.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, and certain receivables and payables are carried at market value or estimated fair value.

Share-Based Compensation

Share-based compensation expense requires measurement of compensation cost for share-based awards at fair value and recognition of compensation cost over the vesting period, net of estimated forfeitures. The Company recognized compensation cost evenly over the requisite service period for the entire award using the straight-line attribution method for time-based awards that have graded vesting schedules.

The fair value of restricted share awards is based on the fair value of the ITG's common stock on the grant date.

Certain restricted stock awards granted have both service and market conditions. Awards with market conditions are valued based on (a) the grant date fair value of the award for equity-based awards or (b) the period-end fair value for liability based awards. Fair value for market condition based awards is determined using a Monte Carlo simulation model to simulate a range of possible future stock prices for the Parent's common stock. Compensation costs for awards with market conditions are recognized on a graded vesting basis over the estimated service period calculated by the Monte Carlo simulation model.

Intangibles

In accordance with Accounting Standards Codification ("ASC") 350, *Intangibles – Goodwill and Other*, intangibles with definite lives are amortized over their useful lives and are assessed at least annually for impairment pursuant to the provisions of ASC 350 and ASC 360, *Property, Plant and Equipment*. If impairment is indicated, an impairment loss is calculated as the amount by which the carrying value of the intangible asset exceeds its estimated fair value.

Premises and Equipment

Furniture, fixtures and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (generally three to seven years). Leasehold improvements are recorded at cost and are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term. Premises and equipment, net on the Statement of Financial Condition were net of accumulated depreciation and amortization of $3,394,832 at December 31, 2015.

Capitalized Software

Software development costs are capitalized when technological feasibility of a product has been established. Technological feasibility is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet design specifications are completed. All costs incurred to establish technological feasibility are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the three years beginning when the product is available for general release to customers.

Income Taxes

The Company is a single member limited liability corporation and is not a taxable entity for income tax purposes. The Company does not have a tax sharing agreement with the Parent and is under no obligation to make distributions to its Parent with respect to taxes. Such taxes are the liability of the individual member (Parent) and the amounts thereof will vary depending on the individual situation of the member. Accordingly, there is no provision for income taxes in the accompanying Financial Statements. However, if the Company were to report

income taxes, the Company would have reported a net deferred tax asset of $3,417,550 primarily relating to intangible amortization expense.

(3) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2015.

		Receivables from		Payables to
Broker-dealers	$	876,556	$	28,836
Clearing organizations		496,541		-
Allowance for doubtful accounts		(112,835)		-
Total	$	1,260,262	$	28,836

The Company maintains an allowance for doubtful accounts based upon estimated collectability of receivables. The Company recorded an increase of $107,645 to the allowance in 2015.

(4) Receivables from and Payables to Non Broker-Dealers

The following is a summary of receivables from and payables to non broker-dealers as of December 31, 2015.

		Receivables from		Payables to
Non broker-dealers	$	193,841	$	5,478
Allowance for doubtful accounts		(630)		-
Total	$	193,211	$	5,478

The Company maintains an allowance for doubtful accounts based upon estimated collectability of receivables. The Company recorded an increase of $553 to the allowance in 2015.

(5) Intangibles

Intangible assets with definite useful lives are subject to amortization and are evaluated for recoverability when events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable in accordance with ASC 360, *Property, Plant, and Equipment.* If such an event or change occurs, the Company estimates cash flows directly associated with the use of the intangible asset to test its recoverability and assess its remaining useful life. The projected cash flows require assumptions related to revenue growth, operating margins and other relevant market, economic and regulatory factors. If the expected undiscounted future cash flows from the use and eventual disposition of a finite lived intangible asset or asset group are not sufficient to recover the carrying value of the asset, the Company then compares the carrying amount to its current fair value. The Company estimates the fair value using market prices for similar assets, if available, or by using a discounted cash flow model. The Company then recognizes an impairment loss for the amount by which the

carrying amount exceeds its fair value. While the Company believes the assumptions are reasonable, changes in these assumptions may have a material impact on the Company's financial results.

(6) Accounts Payable and Accrued Expenses

The following is a summary of accounts payable and accrued expenses at December 31, 2015.

Accrued transaction processing	$	425,055
Accrued telecommunications & data processing		146,164
Accrued rent and occupancy		95,880
Accrued accounting and tax services		72,050
Accrued consulting		26,657
Other		179,945
Total	$	945,751

(7) Employee Benefit and Stock Plans

Equity Plan

The Company participates under the Parent's 2007 Omnibus Equity Compensation Plan (the "2007 Plan") that was approved by the Parent's stockholders and became effective on May 8, 2007 (the "Effective Date") and was last amended and restated effective June 11, 2015. In October 2008, the Compensation Committee of ITG's Board of Directors adopted the Equity Deferral Award Program, another subplan under the 2007 Plan. This subplan was last amended and restated on May 19, 2015, is now known as the Variable Compensation Stock Unit Award Program Subplan, and continues to be a subplan under the 2007 Plan (the "VCSUA Subplan").

Under the 2007 Plan the Parent is, permitted to grant performance-based stock options, in addition to time-based option awards to employees. The Parent did not grant any time-based option or performance-based option awards during 2015.

In 2015, there were no grants of restricted share awards under the 2007 Plan. Generally, and except for awards granted under the VCSUA, restricted share unit awards granted since 2007 vest in one of the following manners: (a) cliff vest on the third anniversary of the grant date so long as the award recipient is employed on such date, or (b) serial vest on each of the second, third and fourth anniversaries of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90-day average of the Company's common stock price preceding each of the vesting dates is greater than the 90-day average of the Company's common stock price preceding the grant date (market-based restricted stock units). Accordingly, not all restricted shares awarded will vest and be delivered. The Company recognizes share-based compensation expense (see Note 2, Summary of Significant Accounting Policies) over this three-year period or four-year period, as applicable.

Under the VCSUA Subplan, each eligible participant is granted a number of basic stock units on the date the year-end cash bonus would otherwise be paid to the participant equal to (i) the amount by which the participant's variable compensation is reduced as determined by the compensation committee, divided by (ii) the fair market value of a share of the Company's common stock on the date of grant. In addition, each participant is granted an additional number of matching stock units on the date of grant equal to 10% of the number of basic stock units granted. Basic stock units under the VCSUA Subplan that are time-based vest in equal annual installments on each of the first, second and third anniversaries of the date of grant, if the participant remains continuously

employed by the Parent on each applicable vesting date, and will be settled in shares of the Parent's common stock within 30 days after each applicable vesting date. Matching stock units will vest 100% on the third anniversary of the date of grant, if the participant remains continuously employed by the Parent through such vesting date. Basic units under the VCSUA Subplan that are market-based vest in equal installments on each of the second, third and fourth anniversaries of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90-day average of the Parent's common stock price preceding each of the vesting dates is greater than the 90-day average of the Parent's common stock price preceding the grant date. Matching stock units on market-based awards will vest 100% on the fourth anniversary of the date of grant so long as the award recipient is employed on the applicable vesting date and the 90-day average of the Parent's common stock price preceding the vesting date is greater than the 90-day average of the Company's common stock price preceding the grant date. All vested stock units are settled in shares of ITG common stock within 30 days after the date on which such stock units vest.

Employee Benefit Plans

All U.S. employees of the Company are eligible to participate in the Investment Technology Group, Inc. Retirement Savings Plan ("RSP"). The RSP applies to all eligible compensation up to the Internal Revenue Service annual maximum which was $265,000 during 2015. Since January 1, 2012, the Company matching contribution applies to 50% of voluntary employee contributions, on a maximum of 4% of eligible compensation per year.

The Parent also provides Company employees the opportunity to purchase Parent Company common stock under the ITG Employee Stock Purchase Plan ("ESPP"), an employee stock purchase plan qualified under Section 423 of the Internal Revenue Code. The ESPP allows all full-time employees to purchase the Parent's common stock at a 15% discount through automatic payroll deductions. In accordance with the provisions of ASC 718, the ESPP is compensatory.

(8) Capitalized Software

The capitalized software balance was fully amortized as of December 31, 2015, reflecting net accumulated amortization of $4,321,548 at December 31, 2015.

(9) Related Party Transactions

Pursuant to a services agreement with ITG Inc., the Company reimburses ITG Inc. for providing administrative and support services to the Company. These services include, but are not limited to internal accounting, payroll, legal and other miscellaneous services.

Pursuant to a services agreement with ITG Global Production, Inc. ("ITGGPI"), in which ITGGPI provides services to the Company in connection with the operation of a production data center and manages the disaster recovery services contract.

Pursuant to services agreements with ITG Inc. in which the Company provides office space, as well as administrative and support services to certain employees of these affiliates.

Pursuant to services agreements with Software Solutions, Inc. ("SSI") in which the Company provides office space, as well as administrative and support services to certain employees of these affiliates.

Pursuant to services agreements ITG Analytics, Inc. ("ITG Analytics") in which the Company provides office space, as well as administrative and support services to certain employees of these affiliates.

The Company executes equity option transactions on behalf of customers of ITG Inc.

The Company executes equity option and equity security transactions on behalf of ITG Canada Corp. ("ITGC") and its customers.

In the normal course of business, ITG Inc. and other affiliates may receive and disburse cash on behalf of the Company. This net activity is reflected in due from/ to affiliates on the accompanying Statement of Financial Condition at December 31, 2015.

(10) Commitments and Contingencies

The lease agreement covering the Company's primary office space is held by ITG. The lease is scheduled to expire on October 31, 2016, with the lease being charged back to the Company.

The Company is not a party to any pending legal proceedings. The Company is involved in ongoing investigations and other proceedings by government agencies and self-regulatory organizations regarding its businesses. Such investigations and other proceedings may result in judgments, settlements, fines, penalties, injunctions or other relief. At the current time, management does not believe any of these matters will have a material adverse effect on the Company's financial position or future results of operations.

(11) Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the credit risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counterparty and customer.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, receivables from broker-dealers, net and receivables from non broker-dealer, net. Cash and cash equivalents are deposited with a major U.S. banking financial institution.

(12) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and is an introducing broker subject to the CFTC Minimum Capital Requirement (CFTC Regulation 1.17). Under these rules, the Company is required to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 6 ⅔% of aggregate indebtedness.

At December 31, 2015, the Company had net capital of $1,949,626, which was $949,626 in excess of required net capital of $1,000,000. The Company's ratio of aggregate indebtedness to net capital was 0.59 to 1.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

The Member
ITG Derivatives LLC:

In planning and performing our audit of the financial statements of ITG Derivatives LLC (the Company) (a wholly-owned subsidiary of ITG Ventures Inc.), as of and for the year ended December 31, 2015, in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding certain regulated commodity customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry customer commodities positions and does not carry customer contracts of sale of any commodity for future delivery or perform custodian functions relating to such commodities or contracts, we did not review the practices and procedures followed by the Company in any of the following:

The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2016

ITG Derivatives LLC
(A wholly-owned subsidiary of ITG Ventures, Inc.)

Exemption Report
As of and the year ended December 31, 2015

(With Report of Independent Registered Public Accounting Firm
Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
ITG Derivatives LLC:

We have reviewed management's statements, included in the accompanying ITG Derivatives LLC Exemption Report (the Exemption Report), in which (1) ITG Derivatives LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3 under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii), (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 26, 2016

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

ITG DERIVATIVES LLC

(A wholly-owned subsidiary of ITG Ventures, Inc.)

Exemption Report

As of December 31, 2015

ITG Derivatives LLC Exemption Report

ITG Derivatives LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

ITG Derivatives LLC

We, James P. Selway III and Kevin B. Wirth, affirm that, to our best knowledge and belief, this Exemption Report is true and correct.



James P. Selway III
Chief Executive Officer



Kevin B. Wirth
Director/FINOP

February 26, 2016

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

ITG DERIVATIVES LLC
(A wholly-owned subsidiary of ITG Ventures, Inc.)

Statement of Financial Condition
December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)